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                                                                    Exhibit 99.1



                          BRUSH WELLMAN INC. ANNOUNCES
                           SHARE PURCHASE RIGHTS PLAN





FOR IMMEDIATE RELEASE



CLEVELAND, OHIO - January 27, 1998 -- Brush Wellman Inc. (NYSE-BW) announced today board action adopting a new share purchase rights plan that provides for rights to be issued to shareholders of record on February 9, 1998. The new rights plan becomes effective immediately and continues the shareholder benefits that were available under Brush Wellman's earlier rights plan, which expired on January 26, 1998. Brush Wellman's earlier rights plan originally went into effect on January 26, 1988 and was amended on February 28, 1989.

According to Brush Wellman's Chairman of the Board, President and Chief Executive Officer, Gordon Harnett, "This action was taken after long and careful study, and was not taken in response to any pending takeover or proposed change in control of the Company. The new rights plan continues shareholder benefits that were provided by the Company's earlier rights plan. Like the Company's earlier rights plan, the new rights plan is intended to protect the Company and its shareholders from potentially coercive takeover practices or takeover bids which are inconsistent with the interests of the Company and its shareholders. The adoption of a share purchase rights plan is common practice in major American companies and a well-accepted approach to ensure that all shareholders receive a fair price and are treated equally in the event of a takeover."

Under the plan, the rights will initially trade together with Brush Wellman's common shares and will not be exercisable. As was the case under the Company's earlier rights plan, in the absence of further board action, the rights under the new rights plan generally will become exercisable and allow the holder to acquire common shares at a discounted price if a person or group acquires 20 percent or more of the outstanding Brush Wellman common shares. Rights held by persons who exceed the applicable threshold will be void. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price.

The plan also includes an exchange option. In general, after the rights become exercisable, the Board of Directors may, at its option, effect an exchange of part or all of the rights -- other than rights that have become void -- for Brush Wellman's common shares. Under this option, Brush Wellman would issue one common share for each right, subject to adjustment in certain circumstances.



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Brush Wellman's Board of Directors may, at its option, redeem all rights for
$.01 per right, generally at any time prior to the rights becoming exercisable. The rights will expire on February 9, 2008, unless earlier redeemed, exchanged or amended by the Board of Directors.

The issuance of the rights is not a taxable event, will not affect Brush Wellman's reported financial condition or results of operations (including earnings per share) and will not change the way in which Brush Wellman's common shares currently trade.

Brush Wellman Inc., with headquarters in Cleveland, Ohio, is a manufacturer of engineered materials. The Company and its subsidiaries supply worldwide markets with Beryllium Products, Alloy Products, Ceramic Products, Precious Metal Products and Engineered Material Systems.

For further information, please contact:

Timothy J. Reid
Vice President Corporate Communications
Brush Wellman Inc.
17876 St. Clair Avenue
Cleveland, OH  44110
(216) 383-6835

http://www.brushwellman.com